Exhibit 99.(m)(2)

Male Age 45 Standard Nonsmoker

Year	Beginning of the Year AV	Premium	Premium Expense	Policy Fee + Per 1000 Charge	Cost of Insurance	Investment Income	End of Year Accumulated Value
1	0.00	4,000.00	240.00	992.40	88.64	(26.98)	2,651.98
2	2,651.98	4,000.00	240.00	992.40	116.92	(49.39)	5,253.28
3	5,253.28	4,000.00	240.00	992.40	173.54	(71.24)	7,776.10
4	7,776.10	4,000.00	240.00	992.40	200.37	(92.56)	10,250.77
5	10,250.77	4,000.00	240.00	992.40	226.63	(113.47)	12,678.27

End of year 5 cash surrender value			12,678.27	minus	2,970.00	=	9,708.27

Surrender charge for a 45 year old male nonsmoker is $11.88 per 1000 of face amount (11.88 x 250 = 2,970.00)